

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Sal Gilbertie
Chief Executive Officer
Teucrium Commodity Trust
c/o Teucrium Trading, LLC
Three Main Street Suite 215
Burlington, VT 05401

   Re: Teucrium Commodity Trust
    Registration Statement on Form S-1
    File March 10, 2022
    File No. 333-263448

Dear Mr. Gilbertie:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Operation of the Fund, page 3

1. Please prominently discuss here and in The Soybean Market on page 65 the impacts of current geopolitical events on the soybean market by quantifying, to the extent information is available, soybean prices, the price of soybean futures contracts, the extent to which the soybean futures market is experiencing backwardation, the price of your shares, and the increased trading volume of soybean futures and your shares as of the most recent practicable date.

2. Please disclose here, if true, that the fund is in the process of entering into an agreement

with a new futures commission merchant (FCM) and discuss the attendant risks.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel, Attorney-Advisor at (202) 551-3324 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: W. Thomas Conner